September 24, 2015	News Release 15–20

SILVER STANDARD COMPLETES THE ACQUISITION OF THE VALMY PROPERTY

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that it has completed the acquisition of the Valmy Property, contiguous with our Marigold mine in Nevada, U.S. for $11.5 million in cash from Newmont Mining Corporation (NYSE: NEM). This transaction was previously announced in our press release dated August 11, 2015.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com
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